NATHANIEL G. BROGADIR

Work Experience

The Teacher Marketplace LLC, Westport, CT
Co-Founder   Aug 2020-Present

delivery.com, New York, NY
Chief Business Officer   Jan 2019-Present
VP of Business Development & Finance   Jan 2017-Jan 2019
- Added to executive management team to run partnerships, corporate development, strategy, sales and operations
- Directly responsible for building out new advertising revenue stream from strategy to product implementation
- Developed and structured enterprise relationships with Facebook, Google, Yelp, Tripadvisor and others
- Lead all strategic M&A conversations as well as capital raising initiatives including acquisitions of Mr. Delivery and Foodjunky

HookLogic/Criteo (acquired by Criteo for $250mn), New York, NY
Director of Business Development   2015-2017
- Evaluated and prospected new financial/strategic retail partners including: Instacart, FreshDirect, Sears, Staples, Boxed, etc.
- Leveraged data, analytics and models to calculate revenue potentials and negotiate contracts with senior management
- Responsible for reaching $200mn revenue goal in 2016 (vs. $100mn in 2015) including international expansion and partnerships (Criteo)
- Forecasted monthly and quarterly financial planning and analysis for retailer accounts which was distributed to management and investors

Post Road Capital Management, Westport, CT
Director   2014-2015
- Investment professionals managing $65 million long/short equity portfolio and $30 million venture capital
- Primary responsibilities include: idea generation and investment due diligence incorporating in-depth analysis, modeling, investment write-ups, risk assessment, portfolio rebalancing, and hedging
- Identified TMT equities that vastly outperformed on an absolute and relative basis as well as internet venture investments

Citigroup, New York, NY
Stifel Nicolaus Financial Corporation, New York, NY
Senior Associate, Internet & Digital Media Equity Research   2011-2014
- Concentrated equity research coverage on legacy Internet and Digital media names including:
   o AMZN, DHX, DMD, EBAY, GOOG, GSIC, MDMD, MELI, QNST, YHOO
- Launched new coverage including pre-IPO due diligence, meetings with management and post-IPO initiations and models:
   o AOL, Angie's List, Bankrate, Facebook, Groupon, Kayak, LinkedIn, Liquidity Services, Millennial Media, Netflix, OpenTable, Orbitz, Pandora Media, Priceline, Rocket Fuel, Shutterstock, TripAdvisor, Yume, Zillow, Zulily, Zynga
- Constructed and maintained company models including complete financial statements (historical and projected), valuation/earnings sensitivities, acquisition scenarios, sum-of-parts analysis SWOT analysis, debt amortization, accretion/dilution scenarios, comparables analysis, and working capital analysis

Wolfe Trahan & Company, New York, NY
Vice President, Equity Research   2010-2011
Research Associate, Airfreight & Logistics   2008-2010
- Concentrated coverage on express carriers, lessors, and global logistics providers including:
   o U.S.: UPS, FDX, AAWW, R, EXPD, CHRW, FWRD, LSTR, UACL, UTIW European: TNT, DPW, KNIN, PWTN
- Tracked international and domestic demand trends as well as global airfreight and ocean container capacity
- Calculated GDP, industrial production, fuel price correlations and regressions to volumes and movements in stock prices

PNC Financial Services Group, New York, NY
Financial Analyst, Corporate and Institutional Bank Division   2007-2008
Performed valuation analysis on companies with focus on capital structure and various debt placement opportunities
- M&A Deal Experience: PNC's acquisition of Yardville National Bank

Education
University of Pennsylvania, Philadelphia, PA   May 2007
Bachelor of Arts in Economics, Graduated *cum laude* with 3.5/4.0 GPA
Extracurricular: Zeta Beta Tau Fraternity, Penn Ski Team, Phi Gamma Nu Business Fraternity, Class Treasurer, Intramural Sports
University of New South Wales, Sydney, Australia (*semester abroad*)   Fall 2005
Concentration in international economics; full-time internship at Commonwealth Bank of Australia (Sydney) as a Financial Analyst

Board Seats, Current Activities, Interests and Additional Information
Series Qualifications: 7, 63, 86, 87
Computer Skills: Excel, Word, PowerPoint, Bloomberg, CapIQ, FactSet, EDGAR, CallStreet, Lionshares, IBIS World, Adobe Acrobat
Hobbies: Penn Alumni Interview Program, Skiing, Golf, Tennis, Travel, Investing, Entrepreneurship
Board Member: Zaelab, Crealytics